



09057454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET,
(No. and Street)

NEW YORK (City), NEW YORK (State) 10005 - 2401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LORRAINE BAINES +44 207 862 0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MOORE LONDON PLACE, LONDON SE1 2AF, UK
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorraine Baines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mako Financial Markets L.L.C, as of February 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me at London, England this 27th day of February 2009

Signature

Chief Finance Officer

Title

Notary Public London, England
(Nigel P. Ready)
(My commission expires with Life)

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAKO FINANCIAL MARKETS, L.L.C.

December 31, 2008
with Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Mako Financial Markets L.L.C has its principal place of business

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Mako Financial Markets, L.L.C. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Independent Registered Public Accounting Firm
London
27 February **2009**

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

		USD '000s
ASSETS		
Cash	$	1,136
Receivable from clearing broker		304
Brokerage receivable, net		91
Amounts due from affiliates		165
Total assets	$	**1,696**
LIABILITIES AND MEMBER'S CAPITAL		
Brokerage payable	$	196
Other liabilities and accrued expenses		241
Amounts due from affiliates		500
Total liabilities		**937**
Member's capital		759
Total liabilities and member's capital	$	**1,696**

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2008

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the Financial Industry Regulatory Authority (''FINRA'') and with the Commodity Futures Trading Commission (''CFTC'').

During the year the Company was wholly owned by Mako Global Derivatives Executives, L.L.P. (the "Parent"), which is part of the Mako Group of Companies.

The Company's operations consists of brokering activities in futures, options on equities and indexes and options on futures instruments. The Company's clients primarily comprise institutional and proprietary trading businesses.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Correction of error

In the prior year financial statements, brokerage payable and floor brokerage and clearing fees were understated by $28,000. The error arose as an estimated brokerage fee payable was excluded from the financial statements. This error has been corrected through reducing the opening January 1, 2008 member's capital balance in these financial statements.

The impact of the error on the 2007 financial statements would have been a reduction net income from $272,000 to $244,000; an increase of total liabilities from $500,000 to $528,000. The Company's regulatory net capital would have been reduced from $208,000 to $180,000, which was still in excess of its required regulatory net capital of $45,000.

Revenue Recognition

Commission income is recognized on an accrual basis, based on the trade date of the transaction.

General and Administrative

The Company receives services from Mako Europe Limited, part of the Mako Group,, including use of assets and leased premises for no charge.

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method. Property and equipment amounting to $36,500 is fully depreciated but remains in use by the Company.

Receivable from Clearing Broker

Amounts receivable from clearing broker represent cash held at the clearer as a security deposit.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal, state or local income taxes is recorded in the financial statements, since the Company is not subject to Federal, State or local income taxes.

Under US tax sharing agreements the Company is disregarded for Federal income tax purposes. This arrangement exists within the Mako Group such that all income and deductions from each member are reported at the Parent level. For the year ended December 31, 2008 the Group did not incur any US taxable income and as such the Company did not recognize any tax liability.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker for any losses sustained in respect of trading activities of the Company's customers. All customer transactions outstanding at December 31, 2008 settled without adverse effect on the Company's financial activities.

Brokerage Receivable and Payable

Brokerage receivable represents commission receivable from the Company's clients for trades arranged. Brokerage commission receivables are shown net of provisions for doubtful debts of $21,000. A full provision for doubtful debts is taken on all debts over six months old. Interest is not charged on old debts. Brokerage payable represents commission payable to other brokers for trades arranged through them.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 and CFTC Regulation 1.17 which requires the maintenance of a minimum net capital of the greater of 6 2/3 % of aggregated indebtedness or $45,000. Net capital changes from day to day, but at December 31, 2008, the Company had net capital of $497,000, which exceeded the Company's minimum requirement of $62,000 by $435,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

During the Company's current year audit, a material weakness was identified and was reported by the independent registered public accounting firm. A copy of such report and comments is currently available for clients' inspection at the principal office of the SEC in Washington, D.C. and at the regional office of the SEC in New York.

NOTE D – FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). Effective 1 January 2008, the Company has adopted FAS 157.

In accordance with FAS 157, financial instruments will be categorised in the financial statements, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The Company did not have any financial instruments to measure at fair value as of December 31, 2008.

NOTE E - RELATED PARTIES

The Company has an informal intercompany revenue sharing agreement that recharges direct expenses from the Company to the Mako Group for services rendered. At December 31, 2008 the Company has amounts due from affiliates of $165,000, all of which is due in respect of commission income charged during the year. The Company also had amounts due to affiliates of $500,000 received to fund the operations of the Company. . The amount due to affiliates was paid subsequent to December 31, 2008.

NOTE F - MEMBERS' CAPITAL

The Company issued 100% of its ownership interest to the Parent. The Parent's liability is limited to the value of Member's Capital contributed.

NOTE G - 401(k) PLAN AND OVERSEAS PLAN

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan. Participants of the plan are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar.

The Company also sponsors a UK based pension plan through the Mako Group. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar.

NOTE H – CREDIT RISK

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

There is no geographical or counterparty concentration risk. The maximum credit risk is represented by brokerage receivable (net of provision) and cash and cash equivalents. All brokerage transactions are settled through a clearing broker on a 'delivery versus payment' basis, as a result there is limited settlement risk.

NOTE H – CREDIT RISK (Continued)

FASB Interpretation No. 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others', requires disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of operations, financial condition or cash flows.

NOTE I – RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board ('FASB') has issued FASB Interpretation No. 48, 'Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109' ('FIN 48'). Fin 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 'Accounting for Taxes'. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and transition. Adoption of FIN 48 has been deferred for non-public entities, unless they have already issued a complete set of financial statements fully reflecting FIN 48's requirements or are non-public subsidiaries of public entities that report under US GAAP. The deferral applies to annual periods beginning after December 15, 2007. The Company will adopt FIN 48 for the fiscal period commencing January 1, 2009. The effect of FIN 48 on the Company's financial statements is not expected to be material.


ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Member
Mako Financial Markets, L.L.C.

In planning and performing our audit of the financial statements of Mako Financial Markets, L.L.C. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and Regulation 1.17

2. Determining compliance with the exemptive provisions of rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

4. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

5. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in the control environment and its operation that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and these deficiencies do not affect our report on the financial statements of the Company dated February 27, 2009.

During the year ended December 31, 2008, the Company had under-accrued floor brokerage and clearance fees of $178,987 of which $27,596 is related to the year ended December 31, 2007. This error was identified on February 11, 2009 and led to a restatement of the opening January 1, 2008 member's capital (a reduction of $27,596), an increase in floor brokerage and clearance fees of $151,391 and an increase of $178,987 in payable to brokerage payable. The Company has amended it's Form X-17 a-5 as of December 31, 2008 for these fees. In order to improve internal control, the Company has taken steps to enhance the existing accrual process through fully documenting the reasons for these discrepancies, investigating the discrepancies and improving oversight of the process by management.


ERNST & YOUNG

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives, except for the matter described above.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP

27 February 2009